As filed with the Securities and Exchange Commission on March 26, 2010

Registration No. 333-13376

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

AXA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

THE REPUBLIC OF FRANCE

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis No. 33-12906).

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

1000342_1.DOC

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 16, 17 and 21

securities

(iii)  The collection and distribution of dividends

Articles number 5, 13, 14, 16 and 21

(iv)  The transmission of notices, reports and proxy

Articles number 16, 17, 19 and 21

soliciting material

(v)  The sale or exercise of rights

Articles number 14, 15, 16, and 21

(vi)  The deposit or sale of securities resulting from

Articles number 13, 14, 16, 18

dividends, splits or plans of reorganization

and 21

(vii)  Amendment, extension or termination of the

Articles number 23 and 24

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 19

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 10

withdraw the underlying securities

and 26

(x)  Limitation upon the liability of the depositary

Articles number 15, 21, 22 and 24

3.  Fees and Charges

Articles number 9 and 10

Item – 2.

Available Information

Public reports furnished by issuer

Article number 19

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of June 24, 1996, as amended and restated as of December 8, 2000, April 27, 2001, June 12, 2001, and as further amended and restated as of ________________, 2010 among AXA, The Bank of New York Mellon (f/k/a/ “The Bank of New York”) as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder). - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, March 26, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value Euro 2.29 each, of AXA.

By:

The Bank of New York Mellon,
 As Depositary

By:  Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:  Vice President

Pursuant to the requirements of the Securities Act of 1933, AXA has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on March 26, 2010.

AXA

By:  Denis Duverne

Name:

Denis Duverne

Title:

Head of Group Strategy, Finance and

               Operations and Member of the

               Management Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on March 26, 2010.

Francois Pierson

Christopher M. Condron

Francois Pierson

Christopher M. Condron

Member of the Management Board

Member of the Management Board

(Authorized Representative in the

 United States)

Alfred Bouckaert

Laurent Clamagirand

Alfred Bouckaert

Name: Laurent Clamagirand

Member of the Management Board

Principal Accounting Officer

Denis Duverne

Denis Duverne

Member of the Management Board

(Principal Financial Officer)

Henri de Castries

Henri de Castries

Chairman of the Management Board

(Principal Executive Officer)

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of June 24, 1996,

as amended and restated as of December 8, 2000, April 27, 2001, June 12, 2001,

and as further amended and restated as of ________________, 2010 among AXA,

The Bank of New York Mellon (f/k/a/ “The Bank of New York”) as Depositary, and

all Owners and holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder).